Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone:+ 61 7 3842 3333
Facsimile:+ 61 7 3720 9624
www.progen-pharma.com

PROGEN RESUMES PHASE 1 DEVELOPMENT OF ANTI-CANCER AGENT,

PG11047, IN COMBINATION

Brisbane, Australia. 14 August 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced that the Company has resumed patient enrolment in the phase 1 dose-escalation study of its polyamine analogue PG11047 in combination with other marketed drugs for patients with advanced cancer.

This follows the recent announcement that Progen had re-initiated a phase 1 mono-therapy trial of PG11047, the lead clinical compound in the Company’s polyamine program. Both phase 1 trials were initiated by Cellgate, Inc but were subsequently temporarily suspended prior to Progen acquiring the business.

While the monotherapy study is designed to establish the safety and tolerability of PG11047 as a single agent, this trial explores the potential of PG11047 in combination with a range of other marketed anti-cancer drugs including Taxotere®, Gemzar®, Avastin®, Tarceva®, cisplatin, Sutent® and 5-flurouracil, and is designed to assess the agent’s maximum tolerated dose in these combinations. This approach will provide a broad range of clinical data in combination which will be used to inform the further clinical development of PG11047. The trial is currently open for recruitment at 10 US sites, with a further 2 expected to participate.

Justus Homburg, Progen’s CEO, said, “We look forward to seeing results of this trial within the coming 12 months, when we also expect to have further information of specific oncology indications where PG11047 is most likely to fit best. The innovative design of the PG11047 trial should save a considerable amount of time in phase 2 development efforts.”

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

About PG11047: PG11047 is a polyamine analogue which modifies the production of natural polyamines. Polyamines are a class of chemical which are involved in regulation of cell growth. They are overproduced in many cancers, and PG11047 is believed to restore polyamine reduction to natural levels. Polyamines have been the focus of scientific interest for years, but PG11047’s mechanism of action is unique, and if successful PG11047 could become a first-in-class oncology product. To date, PG11047 has been shown to have anti-tumor activity in animal models and is combined with a good safety profile.

Progen Information: Linton Burns, Company Secretary Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Media: Kirsten Bruce, Principal Viva! Communications Pty Ltd T: +61 2 9884 9011 E: kirstenbruce@vivacommunications.com.au

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.